November 15, 2018

Michael Barron
Chief Executive Officer
United Rail, Inc.
9480 South Eastern Avenue
Suite 208
Las Vegas, NV 89123

       Re: United Rail, Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed October 26, 2018
           File No. 024-10838

Dear Mr. Barron:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

Amendment No. 2 to Form 1-A

General

1. We note your response to our prior comment 1 and reissue. Please provide us your analysis as to whether you are eligible to make this Regulation A offering pursuant to
      Securities Act Rule 251(b)(2). Based on your Form 15 filed on July 8, 2015, it appears that you relied on Exchange Act Rule 12g-4(a)(1) for the termination of registration under
      Section 12(g) for a class of securities held by fewer than 300 persons. However, your
 Michael Barron
FirstName LastNameMichael Barron
United Rail, Inc.
Comapany 15, 2018
November NameUnited Rail, Inc.
November 15, 2018 Page 2
Page 2
FirstName LastName
         Form 15 indicates that you had approximately 345 holders of record. In addition, please address whether you properly suspended your Section 15(d) reporting obligation. The filing of your 2015 financials in 2018 does not appear to address the issue of whether you properly suspended your Section 15(d) reporting obligations.
2. We note your response to our prior comment 2 that you have filed revised By-Laws, however, we are unable to locate them with this filing. Your exhibit index incorporates by reference to the By-Laws filed on June 14, 2018, but those By-Laws refer to you as a
         Delaware corporation, while your disclosure on page 5 and elsewhere, and in the recently filed Certificate of Amendment to your Articles of Incorporation, refer to you as a
         Nevada corporation. Please file your revised By-Laws, and we may have further comments related to the By-Laws once we can review them.
Cover Page, page 1

3. We note your response to our prior comment 4 and reissue. While your response indicates that the clause has been removed, we note that you continue to disclose that you may accept as stock consideration "promissory notes, services and/or other consideration without notice to subscribers." Please revise the cover page to be consistent with the disclosure in the Distribution and Use of Proceeds sections which suggest that the offering is solely for cash.
We will require additional capital to support business growth, page 11

4. We note your response to our prior comment 5 that your disclosure has been revised to exclude any reference to bitcoin. However, your disclosure regarding "the need to update existing bitcoin mining hardware" remains, while you do not reference bitcoin mining hardware as part of your business in any other section of the offering statement. Please revise or advise.
Procedures for Subscribing, page 21

5. We note your response to our prior comment 6. You state here that investors should go to
         GPL.com in order to subscribe for shares in your offering. It does not appear, however, that the referenced website is related to your business or offering. Please tell us whether and when you expect a website to be available to potential investors in your offering.
Index to Exhibits, page 55

6. We note your response to our prior comment 3 that the exclusive forum and waiver of jury trial clauses have been removed from the subscription agreement. However, it appears that the subscription agreement has been removed from the index of exhibits. Please file the revised subscription agreement as an exhibit.
 Michael Barron
United Rail, Inc.
November 15, 2018
Page 3
7. We note your response to our prior comment 7. Consistent with your disclosure on page
         26, please file as exhibits the share exchange agreement with United Rail and the agreement to acquire 49% of United Short Line Insurance Services, or revise your disclosure to clarify.
       You may contact John Stickel at 202-551-3324 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameMichael Barron                            Sincerely,
Comapany NameUnited Rail, Inc.
                                                            Division of
Corporation Finance
November 15, 2018 Page 3                                    Office of
Transportation and Leisure
FirstName LastName